Securum Capsa, Inc
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Checking BofA 4606	52.18
Checking BofA 5972	113.74
Savings - BofA	260.03
Total Checking/Savings	425.95
Total Current Assets	425.95
Fixed Assets	
Accumulated Depreciation	-720.00
Furniture and Equipment	3,605.46
Total Fixed Assets	2,885.46
Other Assets	
Capitalized Project - Zendoora	1,279,223.63
Patent and patent pending, net	24,565.00
Total Other Assets	1,303,788.63
TOTAL ASSETS	**1,307,100.04**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BofA Credit Card	14,874.80
Total Credit Cards	14,874.80
Other Current Liabilities	
Accts Payable	149,758.62
Loans	
Loan - 2	7,500.00
Loans - 3	1,367.29
Notes Payable	-4,750.00
Total Loans	4,117.29
Total Other Current Liabilities	153,875.91
Total Current Liabilities	168,750.71
Long Term Liabilities	
Convertible Notes	1,034,616.00
Loan-Prototype	322,426.63
SBA - Econ Injury Disaster Loan	79,900.00
Total Long Term Liabilities	1,436,942.63
Total Liabilities	1,605,693.34
Equity	
Common Stock	278,341.79
Retained Earnings	-604,966.27
Net Income	28,031.18
Total Equity	-298,593.30
TOTAL LIABILITIES & EQUITY	**1,307,100.04**

Securum Capsa, Inc
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Expense	
Advertising and Promotion	10,000.00
Automobile Expense	745.76
Bank Service Charges	33.35
Computer and Internet Expenses	1,439.56
Consulting	12,000.00
Engineering	5,000.00
Health Insurance	675.00
Insurance Expense	-562.00
Meals and Entertainment	35.14
Merchant Account Fees	90.00
Office Expense	5,347.18
Office Supplies	16.50
Patent Attorney	1,337.50
Payroll processing fees	316.30
Professional Fees	1,512.99
Repairs and Maintenance	314.54
Telephone Expense	70.00
Total Expense	38,371.82
Net Ordinary Income	-38,371.82
Other Income/Expense	
Other Income	
PPP Loan Forgiven	66,403.00
Total Other Income	66,403.00
Net Other Income	66,403.00
Net Income	28,031.18